April 4, 2011	ATTORNEYS AT LAW

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foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER

037203-0111

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Accentia Biopharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed December 14, 2010 File No. 000-51383

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter of March 15, 2011 containing an additional Staff comment regarding the Form 10-K for the fiscal year ended September 30, 2010 (the “Form 10-K”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 14, 2010. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

Item 1. Business

Revimmune for the Treatment of Autoimmune Disease, page 4

1.	We note your response to our prior comment 1. The material terms of your agreement with Baxter Healthcare Corporation should be disclosed in the Business section of your Form 10-K during the life of this agreement. Please provide us with draft disclosure to be included in your next Form 10-K that states the material terms of your agreement with Baxter Healthcare Corporation, including, but not limited to the effective date, the field of exclusivity, the percentage of net sales of the quarterly payment, the duration and the termination provisions of this agreement.

Response: The Company has informed us that it intends to include substantially the following language in the Business section of the Company’s next Form 10-K and thereafter during the life of the agreement with Baxter:

“Effective on November 29, 2010, Accentia Biopharmaceuticals, Inc. (the “Company”) and Baxter Healthcare Corporation (“Baxter”) entered into an agreement making Baxter the Company’s exclusive source of cyclophosphamide under an agreed-upon price structure (the “Agreement”). The Agreement provides the Company with the exclusive, worldwide right to purchase Baxter’s cyclophosphamide, which is marketed under the brand name Cytoxan®, for the treatment of certain designated autoimmune diseases, including but not limited to autoimmune hemolytic anemia, systemic sclerosis and multiple sclerosis. Cyclophosphamide is the active drug used in Revimmune™ therapy, the Company’s proprietary system-of-care being developed for the treatment of a broad range of autoimmune diseases. The Agreement requires the Company to make defined quarterly payments to Baxter in connection with net sales of products for the designated autoimmune indications, including without limitation any sales by subdistributors. Such quarterly payments will be calculated as a defined percentage of sales of products sold by the Company incorporating cyclophosphamide. The Agreement also secures for the Company the exclusive right, in connection with the designated autoimmune disease indications, to reference Baxter’s proprietary historical data related to cyclophosphamide as part of the Company’s planned clinical and regulatory development of Revimmune. The Agreement designates Baxter as the Company’s sole source of supply of cyclophosphamide for Revimmune. The Agreement is subject to early termination prior to its defined expiration date by Baxter for various reasons, including a material breach of the Agreement by the Company, a change in control of the Company, the failure of the Company to file an IND within 24 months of the date of the Agreement for a product within the scope of the Company’s exclusivity under the Agreement, or the Company does not make its first commercial sale of such a product within 6 years of the date the first clinical trial patient is dosed with the product.”

Please be advised that the percentage amount of the quarterly payments payable to Baxter, as well as the basic term/duration of the agreement with Baxter, were redacted from the copy of the agreement filed by the Company with the Commission and are the subject of an Application for Confidential Treatment filed by the Company with the Commission on December 3, 2010. Accordingly, the Company believes that such terms are not material to investors and have therefore been omitted from the above language.

If you have any additional questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely